PEAK FINTECH GROUP INC.

(Formerly Peak Positioning Technologies Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following Management's Discussion and Analysis (MD&A) provides Management's point of view on the financial position and results of operations of Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.), on a consolidated basis, for the years ended December 31, 2020 (fiscal year 2020) and December 31, 2019 (fiscal year 2019).

Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to "Peak", the "Company", the "Corporation", "we", "us", "our" or similar terms refer to Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) on a consolidated basis. This MD&A is dated April 30, 2021 and should be read in conjunction with the Audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2020. Unless specified otherwise, all amounts are in Canadian dollars.

The financial information contained in this MD&A relating to the Audited Consolidated Financial Statements for the year ended December 31, 2020, and December 31, 2019, has been prepared in accordance with International Financial Reporting Standards (IFRS).

The Audited Consolidated Financial Statements and MD&A have been reviewed by our Audit and Risk Management Committee and approved by our Board of Directors as at April 30, 2021.

Forward looking information

Certain statements contained in this MD&A may constitute forward-looking information, which can generally be identified as such because of the context of the statements including words such as believes, anticipates, expects, plans, estimates, or words of similar nature. The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of the Company to be materially different from any future results. We refer potential investors to the "Risks and Uncertainties" section of this MD&A. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking information. Forward-looking information reflects current expectations regarding future events and speaks only as of the date of this MD&A and represents the Company's expectations as of that date.

The Company undertakes no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

Structure

The following chart summarizes the corporate structure of the Company.

Business Overview

Peak (CSE: PKK) (OTCQX: PKKFF), is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency.

Operating Highlights for the Quarter

Word of the benefits of the Company's Lending Hub ecosystem continued to spread among businesses and government officials in Jiangsu province during the quarter. So much so that a Peak executive was chosen to head a new government-backed lending association in the city of Jiangyin, and even more so after Peak won a bid to provide the software platform to power a commercial lending financial centre project by the city of Nanjing, beating out 42 other tech companies throughout the province in the process. In a span of less than two years, the Lending Hub was able to establish deep roots in Jiangsu's supply-chain, earning Peak a stellar reputation and great influence with some of the province's top raw material suppliers and factories, who themselves exert significant influence on thousands of distributor and retail clients. Peak's relationship with its supply-chain clients continued to be an important source of client referrals for the Company in the fourth quarter, leading to partnerships, among others, with consumer electronics distributor Beijing Dianjing Company Ltd. ("BDC"), and packaged foods product distributor Beijing Jingying Corporate Management Ltd. potentially bringing over 310,000 small business retailer clients to the Lending Hub and indirectly helping the Company build a network of more than 55,000 social media influencers that have become a force in China's retail industry. Considering that Peak's Lending Hub ecosystem in 2020 included a total of approximately 30,000 small, medium sized and micro business clients, it's safe to say that the fourth quarter was so far the most important quarter for the Company in terms of future revenue potential since it first deployed the Lending Hub in the second quarter of 2018.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

The increase in the Company's revenue from 2019 to 2020 comes primarily from the increase in revenue in its Fintech platform segment. The vast majority of the revenue generated in that segment comes from the supply-chain service bundle. Peak only began to offer those services in the second half of 2019. Naturally, it took a bit of time for clients to understand the service offering when it was first introduced. So revenue generated by the services in 2019 were impacted by the fact that they were provided only for half the year and that clients were not yet familiar with the offering. In 2020 however, there was a lot of repeat business from clients who were already familiar with the services, the Company's marketing efforts led to new clients and rather than for just half the year, the services generated revenue for the entire year. These factors led to the significant increase in Peak's revenue from 2019 to 2020.

Although potential new clients from the partnerships entered into during the quarter are not expected to be added to the Lending Hub ecosystem all at once, but rather over a period of several months, the fact that a handful of them, who requested to be added in priority, had used the platform to help finance purchase orders worth almost $10M within days of their arrival, provided a glimpse of the impact that these 310,000+ potential clients are expected to have on the Company's revenue going forward once a large portion of them are fully integrated to the Lending Hub. Unlike the supply-chain financing services provided to factories to help them buy goods from material suppliers, which require related logistics, transportation and warehousing services outsourced to third-parties and recorded as "cost of service" expenses by the Company, these purchase order financing transactions by retailers and distributors carry no cost of service expenses, making them much more profitable to the Company. Higher profit margin transactions such as these, including transactions where the Lending Hub is used to help social media influencers finance product showcase events on popular social media platforms such as TikTok and WeChat, are expected to account for an increasingly greater percentage of transactions on Lending Hub, thereby gradually improving the Company's overall profit margin. It should also be noted that more and more supply- chain financing related services previously outsourced to third-parties were shifted to the Company's Gold River platform during the quarter. As a result, profit margins on the Company's supply-chain financing service bundle (including logistics, transportation and warehousing) increased by a factor of almost eight in Q4. This trend is also expected to contribute to better profit margins for Peak in the future.

While serving as an important client acquisition tool for Peak through the services it provides to the supply-chain, the Company's Asia Synergy Supply Chain ("ASSC") subsidiary also continued to pace Peak's revenue during the quarter. Between Q3 and Q4, ASSC helped facilitate over $1B worth of purchase order financing transactions, generating a total of $28.7M during that period, about half of which came in Q4.

Other than the Company's Asia Synergy Financial Capital ("ASFC"), whose loan portfolio was considerably impacted by the second wave of COVID-19, the Company's other subsidiaries managed to keep their operations fairly stable in the fourth quarter. Although no revenue was reported by the Company's Asia Synergy Technologies ("AST") subsidiary, which manages the Gold River e-commerce and logistics platform, AST played a key role in helping reduce the Company's cost of service expenses related to the provision of ASSC's supply-chain financing service bundle during the quarter. AST figures to be an important revenue contributor for the Company in the future as Gold River becomes the gateway to the Lending Hub for many of Peak's clients and partners. Similar to AST, the Jinxiaoer platform's contributions in Q4 were not measured in terms of revenue that it directly generated. As a loan brokerage platform, which Peak completely revamped in 2020, Jinxiaoer was still being used for free during the quarter by thousands of loan brokers in several cities and through loan brokerage companies converted into Jinxiaoer Service Centers to generate loan candidate leads for the Lending Hub to the benefit of all of the Company's subsidiaries. The Company expects Jinxiaoer to start making a direct contribution to its overall revenue in the second half of 2021.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

As it has done for the past couple of years, Peak spent time during the last quarter of the year paying special attention to ensuring that its platforms remain at the forefront of the analytics and AI spectrum of the Fintech space. In 2020, that meant taking measures to make sure that its platforms would be able to support China's new digital currency. To help it accomplish the task, Peak hired, as special advisor, a former People's Bank of China Senior Manager who had worked with the Chinese Central Bank on the development of the digital RMB and on ways to promote its use throughout the country. The digital currency integration was completed in December 2020, making Peak's Lending Hub and Gold River platforms among the first at the time to provide clients with the ability to conduct digital RMB transactions. The Company also saw an opportunity to enhance its Lending Hub offering to small, local and regional banks, while adding a complementary data set to Lending Hub that would enhance the platform's AI capabilities, and signed a letter of intent to acquire banking AI software company Zhongke Software Intelligence Ltd ("Zhongke"). At the time of the announced proposed transaction, to be capped at $20M to be paid in a combination of cash and common shares and still pending as of the date of this MD&A, Zhongke's software was being used by 34 banks and financial institutions.

The Company's capital markets strategy in Q4 picked up where it left off in Q3. Peak continued to work with its strategy advisors and consultants to structure the Company and take steps to prepare it to list its securities on top-tier stock exchanges such as the NASDAQ. That included filing the Company's first ever Annual Information Form (AIF), the planning of a special shareholders' meeting to obtain the shareholders' approval for future consolidation of the Company's common shares, an aggressive investor outreach campaign focussed on boutique institutional investors and family offices located in Canada, the US, Europe and the Middle East among other initiatives taken during the period. All of which brought several new investors to the Company, including a strategic institutional investor, and put the Company in position to meet the listing requirements of the exchanges on which it wishes to list its securities.

Peak's capital market success in the fourth quarter came at a considerable cost, as "consulting fees" were second only to "cost of service" expenses related to supply-chain transactions during the quarter. The consulting fees incurred by the Company in Q3 and Q4 however were related to specific capital market strategies designed and implemented during those periods. Those fees are therefore not expected to account for such a large percentage of the Company's expenses in the future, which should allow Peak to get back on track to profitability by as early as Q2 2021.

Business plan and outlook for 2021

Peak closed out the last quarter of 2020 finding itself in the best position it's ever been from all relevant aspects of its business. The Company finished the year having generated almost 4 times more revenue than it did in 2019, was showing a strong balance sheet featuring almost $6M in cash and virtually no long-term debt and had strategic partnerships in place to potentially add more than 10-times the number of clients the Company serviced throughout 2020. This puts Peak in position for what management expects to be an exceptional year in 2021 in terms of number of clients serviced, geographic expansion and revenue generated, which should culminate into the Company's first profitable year.

The Company's business plan in 2021 will continue to focus on growth and expansion of its service offering primarily in Mainland China. Providing supply-chain financing services to material suppliers and factories as a means of client acquisition, a strategy that has worked very well for the Company thus far, will once again be part of the mix. That strategy has allowed Peak to connect with some high-profile influential distributors that have led to the strategic partnership agreements signed in Q4 2020 that can bring several hundred thousand potential new clients to the Company's Lending Hub. It is those sorts of strategic partnerships, with each partnership having the potential to bring thousands or even millions of clients to the Company's platforms, that are expected to be the main drivers of Peak's client acquisition strategy in 2021. The Company will look to work in partnership with entities such as business associations, accounting and store management software providers, online marketplace operators and others who already have a large number of clients who would stand to benefit from the Company's services. In addition to these partnerships, Peak expects the revamped version of the Jinxiaoer loan brokerage app and the continued expansion of the Jinxiaoer Service Centres to also be important client acquisition contributors in 2021. Peak is counting on Jinxiaoer to help increase awareness for its services in Shanghai as well as expand its services to some of China's top industrial cities such as Beijing, Tianjin, Guangzhou and Shenzhen, looking to replicate in those cities the success that the Company has had with its supply-chain client acquisition strategy in Jiangyin.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Peak is a strong believer in the power of China's social media platforms and the influencers that are using those platforms to reshape the country's retail industry. These influencers create, host and put on elaborate product showcase events on popular platforms such as TikTok, Weibo and WeChat where millions of dollars' worth of merchandize is purchased by their millions of followers at each event. Peak created a program on its Lending Hub platform in Q4 2020 specifically designed to help its network of over 55,000 social media influencers obtain the short-term financing they often need to put together their events. The popularity of the program has thus far exceeded the Company's expectations and Peak will look to work in close partnership with some of the top influencers in 2021 to help promote the program to the influencer network and on the social media platforms themselves.

The Company believes that small, medium sized and micro businesses and lending financial institutions in China are not the only ones who would stand to benefit from its Lending Hub ecosystem where data, analytics and AI are used to automate commercial lending transactions. Peak therefore has plans to begin expanding its service offering beyond China's borders by first deploying the Lending Hub to Canada by the end of 2021 followed by the United States shortly thereafter. The deployment of the Hub to North America should also provide the first look at how the Company plans to commercialize all of the data that accumulates throughout its Lending Hub ecosystem, unveiling new, and what Peak expects to be significant, revenue streams for the Company.

All of these client acquisition and expansion plans will of course require a significant amount of investment in 2021, which is why Peak's capital markets strategy is such an important part of its business plan. The success of Peak's capital markets strategy in 2020 has put the Company in position to be able to raise the capital it believes it will need to meet all of its objectives for 2021. Peak's revenue growth trajectory over the past three years, the potential addressable size of its target market, the demonstrated demand for its services, its recent partnerships, its strong balance sheet and the fact that it has already submitted an application to have its common shares listed on a top-tier internationally recognized stock exchange have all contributed to make Peak an attractive investment opportunity for those retail and institutional investors that have been made aware of the Company. Peak will continue to work with its capital market advisors and investor relations partners to expand its investor base and will particularly look to connect with Asian institutional and retail investors in 2021.

Peak sees recent developments affecting Chinese Fintech companies, from a capital markets perspective both locally and abroad, as a great opportunity for the Company on many levels. In December 2020 the US Congress passed "The Holding Foreign Companies Accountable Act" (HCAA), making it more difficult for Chinese companies to go public in the US. Furthermore, in April 2021, just prior to the filing of this MD&A, the China Securities Regulatory Commission announced a series of updated guidelines for companies looking to list on the Shanghai Stock Exchange's STAR market, which is considered to be the Chinese equivalent of the NASDAQ. One of those guidelines was an outright ban of Fintech companies, placing Chinese Fintechs in a most unenviable position when it comes to accessing capital and providing liquidity to their founders and shareholders. Some Chinese Fintechs who had hopes of going public on the STAR market or the NASDAQ are now looking for alternative ways of accessing the capital markets and/or provide exits to their investors, including by merging their operations with other Fintech companies, like Peak, who are already listed or will be listed on top-tier exchanges, preferably outside of China. As of the date of this MD&A, the Company had already been approached by one such Chinese Fintech whose offering would be complementary to the Company's Lending Hub ecosystem. From a capital markets standpoint, listing the Company's shares on the Hong Kong Stock Exchange could give Asian investors, whose appetites for Fintech companies are not being met, with an interesting alternative that provides the Fintech exposure they seek, in both Mainland China and abroad, as well as the confidence that the Company's audited financial statements comply with the most stringent international regulations.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Early indications in Q1 2021 show revenue for the quarter to be considerably higher than what they were in Q1 2020. Due to the Chinese New Year Holiday, which happens in the first quarter, the first quarter has historically been the quarter in which the Company generates the least amount of revenue. Assuming that that trend continues and with the revenue run rate observed in Q1 2021, the Company is expecting overall revenue in 2021 to more than double 2020 revenue. Moreover, the Company has also observed a notable increase in Q1 2021 in the provision of services unrelated to its supply-chain service bundle. The costs associated with providing those services are far less than the costs associated with providing the Company's supply-chain service bundle. Assuming the Company is able to raise enough capital to expand its service offering to other cities and the rate at which those services are being provided in Q1 is maintained throughout 2021, Peak can expect to be profitable by the end of 2021. Following the filing of a proposed short form prospectus financing offering and as of the date of this MD&A, investors had shown enough interest in the prospectus financing for the Company to assume that it would be able to raise the capital it needs to achieve its revenue and profit objectives for 2021.

So 2021 figures to be a year full of exciting new opportunities, another year where the Company's revenue more than doubles, and the year in which it posts its first ever profit. With the Company's strategic partnerships, the technological enhancements of its platforms and the planned expansion of its services beyond China, 2021 is also expected to be the year where the Company's vision of an all-encompassing analytics and AI-based commercial lending ecosystem spanning several countries and continents, gathering, analyzing and monetizing massive amounts of business operational and transactional data, really begins to come into focus. In other words, management expects 2021 to be the year that showcases Peak's true potential.

Selected Annual Information

	Fiscal 2020	Fiscal 2019	Fiscal 2018
Revenues	$42,698,047	$11,708,653	$1,681,534
Expenses before finance costs, tax, depreciation and amortization	$45,477,028	$10,892,018	$3,731,765
EBITDA (1)	($2,778,981)	$816,635	$(2,050,231)
Expiration of deferred finance cost	$353,377
Impairment of intangible assets		$584,189	$471,000
Loss on settlement of debt	$784,750	$816,793
(Gain) Loss on fair value variation	($217,325)	$259,000
Gain on bargain purchase		$(941,000)
Adjusted EBITDA (2)	($1,858,179)	$1,535,617	$(1,579,231)

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Finance costs, tax, depreciation and amortization	$2,734,530	$2,646,997		$1,558,689
Net loss	($5,513,511)	$(1,830,362)		$(3,608,920)
Net (loss) profit attributable to:
Non-controlling interest	$1,102,910	$878,811		$243,759
Owners of the parent	($6,616,421)	$(2,709,173)		$(3,852,679)
Basic and diluted loss per share	($0.078)	$(0.039)	$	$(0.06)

(1) EBITDA is provided as supplementary earnings measure to assist readers in determining the Company's ability to generate cash-flows from operations and to cover finance charges. It is also widely used for business valuation purposes. This measure does not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies.

EBITDA equals the results before finance cost, as defined in Note 17 of the Unaudited Consolidated Financial Statements for the year ended December 31, 2020, income tax, depreciation of property and equipment and amortization of intangible assets and financing of initial costs.

(2) Adjusted EBITDA equals EBITDA as described above adjusted for loss on expiration of deferred finance cost, impairment expense of intangible assets, loss on extinction of debt, loss on settlement of debt, (gain)/loss on fair value variation and gain on bargain purchase for the period.

Reconciliation of EBITDA to net loss	Fiscal 2020	Fiscal 2019		Fiscal 2018
Net loss for the period	$(5,513,511)	$(1,830,362)	$	(3,608,920)
Add:
Income tax	$852,010	$523,837		$164,453
Finance costs	$990,053	$1,042,705		$795,908
Depreciation and	$892,467	$1,080,455		$598,328
amortization
EBITDA	$(2,778,981)	$816,635		$(2,050,231)

Reconciliation of Adjusted EBITDA to net loss	Fiscal 2020	Fiscal 2019		Fiscal 2018
Net loss for the period	$(5,513,511)	$(1,830,362)	$	(3,608,920)
Add:
Income tax	$852,010	$523,837		$164,453
Finance costs	$990,053	$1,042,705		$795,908
Depreciation and amortization	$892,467	$1,080,455		$598,328
EBITDA	$(2,778,981)	$816,635		$(2,050,231)

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Add (Less):
Expiration of deferred	$353,377	-	-
finance cost
Impairment of intangible assets	-	$584,189	$471,000
Loss on settlement of debt	$784,750	$816,793	-
(Gain) Loss on fair value variation	$($217,325)	$259,000	-
Gain on bargain purchase	-	$(941,000)	-
Adjusted EBITDA	($1,858,179)	$1,535,617	$(1,579,231)

	Fiscal 2020	Fiscal 2019	Fiscal 2018
Total assets	$61,307,542	$29,357,018	$24,689,303
Total Liabilities	$28,693,292	$9,237,334	$5,202,827
Long-term liabilities	$420,731	$187,212	$398,015
Total Equity	$32,614,250	$20,119,684	$19,486 475
To Non-controlling interest	$11,770,520	$10,441,584	$9,989,774
To Owners of parent	$20,843,730	$9,678,100	$9,496,701

Results of Operations

Revenue for the year ended December 31, 2020

The Company generated $42,698,047 in revenue during the year ended December 31, 2020, compared to $11,708,653 for the same period in 2019. The year-over-year increase in revenue is consistent with the path of the increasing demand for the Company's services observed over the past three years. The Company's platforms helped finance almost $1.5B worth of transactions in 2020 almost all exclusively through the Lending Hub platform managed by Peak's ASDS subsidiary. The Company's ASSC subsidiary, which markets Peak's services to supply-chain clients, was responsible for the majority of those transactions accounting for $36.34M of Peak's revenue for the year compared to $5.3M in 2019.

The impact of the COVID-19 pandemic was felt most by Peak's ASFC and ASCS subsidiaries who both experienced losses in revenue in 2020, generating $2,446,058 and $938,359 respectively for the year compared to $3,443,625 and $1,104,875 in 2019.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Total expenses before taxes

The following schedule summarizes the Company's total expenses before taxes:

	December 31, 2020 (12 months)	December 31. 2019 (12 months)
	$	$
Cost of service	35,608,167	5,319,307
Salaries and fringe benefits	1,859,209	1,665,434
Service fees	536,478	810,056
Board remuneration	134,323	71,992
Royalty	140,224	84,762
Consulting and advisory fees	3,858,509	310,076
Management fees	77,625	138,585
Expected credit loss	242,593	264,378
Administrative and indirect costs	221,972	110,161
Professional fees	567,516	349,260
Public relations and press releases	396,853	148,444
Office supplies, software and utilities	167,010	189,495
Lease expenses	46,083	42,056
Depreciation of right-of use- assets	406,762	407,611
Insurance	49,147	32,169
Finance costs (1)	990,053	1,042,707
Translation & Other	23,974	38,133
Travel and entertainment	205,059	393,715
Stock exchange and transfer agent costs	122,717	45,787
Loss on deposit	97,150	86,400
Depreciation of property and equipment	86,931	47,548
Impairment of intangible assets (1)	0	584,189
Loss on settlement of debt	784,750	816,793
Expiration of deferred finance cost	353,377	0
Change in fair value of the contingent compensation payable	(217,325)	259,000
Gain on bargain purchase	0	(941,000)

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Amortization of intangible assets and financing cost	398,774	625,296
Loss (gain) on foreign exchange	201,617	72,824
Total expenses before income tax	47,359,548	13,015,177

(1) Interest and accretion on debentures (included under finance costs) as well as impairment of intangible assets expenses are excluded from the calculation of operating expenses for the purposes of determining the Company's operating profit or operating loss.

Expenses for the year ended December 31, 2020

Cost of service expenses related to the Company's supply-chain financing service bundle amounted to $35,608,167 for the year ended December 31, 2020 (compared to $5,319,307 in outsourcing services expenses incurred in 2019). The ratio of those expenses to the revenue generated from the supply-chain financing service bundle was reduced significantly from 2019 to 2020. Cost of service expenses refer only to direct costs associated with the provision of the Peak's supply-chain service bundle. In 2019, the supply-chain service bundle generated revenues of $5.37M with Cost of service expenses of $5.32M. So in 2019, Cost of service expenses were 99.1% of the revenue generated by the supply-chain service bundle. In 2020, the supply-chain service bundle generated revenues of $36.34M with Cost of service expenses of $35.61M. So in 2020, Cost of service expenses were reduced to 97.9% of the revenue generated by the supply-chain service bundle. That trend is expected to continue as more services related to the supply-chain service bundle provided by third parties are assumed by the Company's AST subsidiary through its Gold River e-commerce and logistics platform.

Salaries and fringe benefits amounted to $1,859,209 for fiscal year 2020 ($1,665,434 for the same period in 2019). Except for the Company's CEO, CFO and the CEO of its Chinese Operations, all salaries are paid out to employees working for the Company's subsidiaries in China. The level of salaries and employees was about the same in 2020 as it was in 2019. The variation is mainly due to the increase in the share-based remuneration that is included within this caption, which amounted to $313,194 in fiscal year 2020 compared to $210,286 for fiscal year 2019.

Service fees relate to consulting and business development services provided to the Company's subsidiaries: ASFC, ASSC and ASCS, by third-party companies and amounted to $536,478 in 2020, compared to $810,056 in 2019. The decrease is attributed to the fact that there was a one- time service fee expense for ASSC in 2019 with no such one-time expense in 2020.

Royalty expenses of $140,224 for Fiscal 2020 (compared to $84,762 in 2019) represent royalties on software payable to Cubeler Inc., a related Canadian software company, for the use of its software. The royalty expense is calculated on revenue primarily generated by ASDS. More revenue was generated by ASDS which explains the increase in royalty expense.

Board remuneration refers to share-based and attendance fee remuneration received by members of the Company's board of directors and amounted to $134,323 in 2020 compared to $71,992 for the same period in 2019.

Consulting fees incurred during in 2020 totalled $3,858,509 compared to $310,076 in 2019. The significant increase relates to fees paid in common shares and warrants of the Company to strategic advisors and consultants. The services provided by these advisors and consultants helped develop and implement capital markets strategies that greatly contributed to the appreciation of the Company's market cap in 2020. There were no such strategic expenses in 2019.

Management fees of $77,625 for fiscal year 2020, relate to services rendered to the Company in Canada and to its subsidiaries in China (compared to $138,585 for the same period in 2019). The share-based portion of the management fees included in this caption amounted to $21,922 in 2020 compared to $59,415 in 2019.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Professional fees such as audit fees and legal fees totalled $567,516 for Fiscal 2020 (compared to $349,260 for the same period in 2019). The increase is mainly due to additional legal fees incurred in Canada and China due to the addition of new subsidiaries, new partnership agreements.

Administrative and indirect costs of $221,972 for Fiscal 2020 (compared to $110,161 for the same period of 2019) relate to administrative support expenses and other indirect costs for the Company's ASFC subsidiary in China.

Depreciation of right-of use assets of $406,762 for Fiscal 2020 (compared to $407,611 for the same period of fiscal 2019) follows the adoption of IFRS 16 on January 1, 2019, and relates to the depreciation of right-of-use assets associated with new office lease agreements of the Company's operating subsidiaries in China.

Finance costs include mainly interest charges and accretion of debentures. Those costs amounted to $990,053 for fiscal year 2020, compared to $1,042,706 for the same period in 2019.

Expected credit loss of $242,593 for Fiscal 2020 ($264,378 for the same period in fiscal 2019) relates to the variation in allowance for credit loss provision on ASFC's loan balance for the year as described in Note 7 of the Company's Audited Consolidated Financial Statements for the year ended December 31, 2020. The decrease is attributed to Covid-19 pandemic expected credit loss that stabilized in the third quarter of 2020 compared to the previous quarters. Management is of the opinion that loan repayments will continue to gradually return to what they were prior to the pandemic.

Travel and entertainment expenses amounted to $205,059 for Fiscal 2020 compared to $393,715 for the same period in 2019. These expenses are mainly attributable to travel expenses incurred by the Company's Chinese management for the business development initiatives and operations in China. It is to be noted that the Covid-19 Pandemic situation restrained Canadian management travel in China as it was originally planned which explains the reduction.

In the third quarter of 2019, following a periodical impairment test on the Gold River platform, an amount of $584,189 was accounted for as an impairment loss in the third quarter of 2019 (compared to nil for Fiscal 2020). The Company took the decision to impair the remaining residual value of the Gold River platform after considering that the platform had been inactive since 2017 and would remain so until it was re-activated to be used as a supply-chain procurement platform and integrated to the Cubeler Lending Hub.

Amortization of intangible assets amounted to $398,774 for Fiscal 2020, compared to $625,296 for the same period in 2019. This decrease is due to the reduction of the amortization of the Gold River platform following the impairment of the platform in 2018 and 2019.

The Company reported a currency translation adjustment gain of $1,139,455 for Fiscal 2020 (compared to a loss of $1,291,764for the same period in 2019) reflecting the variation of the Chinese Renminbi against the Canadian Dollar during the year. This adjustment represents a theoretical loss that would only be realized in the event of a material transaction involving the underlying assets to which the gain or loss is attributed, in this case, if the Company's subsidiaries were sold or otherwise disposed of.

Public relations and press releases expenses amounted to $396,853 in 2020 compared to $148,444 in 2019. The increase is mainly due to a complete rebranding of the Company, including the launch of a new website, following its name change from "Peak Positioning Technologies Inc." to "Peak Fintech Group Inc." and an aggressive marketing and investor relations campaign in the second half of 2020.

The Company accounted for a one-time loss on expiration of deferred financing cost of $353,377 in Fiscal 2020 ($Nil in the corresponding Fiscal 2019) following the decision of the Company not to pursue the share subscription facility agreement signed on June 14, 2017, which expired on June 14, 2020. The amount of the deferred financing cost of $353,377 represents the residual value of the warrants issued at signing less the amortization of previously issued shares during the facility agreement.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

The Company incurred a loss on settlement of debt totalling $784,750 for Fiscal 2020 compared to $816,793 for Fiscal 2019. In 2020, the Company had consulting agreements payable in shares. At the time of the issuance of the shares the market price of the Company's common shares was higher than the deemed price stated in the agreements. This resulted in a loss on settlement of debt for the difference. The Company accounted for a loss on extinction of debt of $816,793 in fiscal 2019 representing the difference between the de-recognition of debentures originally issued in December 2017, which had a value of $3,540,000 at maturity, and the calculated fair value of the renegotiated debentures maturing in December 2020 of $4,356,793.

An annual evaluation of the fair value of the contingent compensation resulted in a gain of $217,325 for Fiscal 2020 as opposed to a loss of $259,000 for fiscal 2019.

The acquisition of Wenyi in Fiscal 2019 generated a gain on bargain purchase of $941,000 which came from the difference between the value of the identified assets and the estimated fair value of the consideration transferred. This was a one-time calculation and it explains that there is no such item in Fiscal 2020.

Net Results.

The Company incurred a net loss of $5,513,511 in fiscal year 2020 (compared to a net loss of $1,830,362 in Fiscal 2019

Summary of Quarterly Results

	December 31, 2020	December 31, 2019	September 30, 2020 Restated	September 30, 2019 Restated
	Three months	Three months	Three months	Three months
Revenues	$16,368,779	$4,357,467	$15,116,369	$4,499,953
Expenses (1)	$19,569,280	$5,457,894	$16,084,781	$5,342,020
Net Loss	$(3,200,501)	$(1,100,427)	$(968,412)	$(842,067)
Net (loss) profit attributable to:
Non-controlling interest	$487,831	$390,038	$350,015	$165,756
Owners of the parent	$(3,668,332)	$(1,490,465)	$(1,318,427)	$(1,007,822)
Earnings per Share (2)	$(0.035)	$(0.021)	$(0.037)	$(0.015)

	June 30, 2020 Three months	June 30, 2019 Three months	March 31, 2020 Three months	March 31, 2019 Three months
Revenues	$7,263,504	$1,901,723	$3,949,395	$949,511
Expenses (1)	$7,802,407	$21,220,811	$4,755,090	$1,518,290
Net Gain (Loss)	$(538,903)	$680,912	$(805,695)	$(568,779)
Net (loss) profit attributable to:
Non-controlling interest	$177,983	$209,628	$87,081	$113,388
Owners of the parent	$(716,886)	$471,283	$(892,776)	$(682,167)
Earnings per Share (2)	$(0.010)	$0.005	$(0.001)	$(0.001)

Note (1): Including income tax expenses

Note (2): Earnings per share is calculated using the net loss and the weighted average number of outstanding shares.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Fourth Quarter Ending December 31, 2020

Liquidity

The level of revenue currently being generated by the Company is not presently sufficient to meet its working capital requirements and investing activities. Until that happens, the Company will continue to use financing means to help meet its financial obligations. As of April 30, 2021 the cash available to operate the Company, including cash at ASFC for loan purposes, amounted to approximately $3,300,000. The Company's cash flow position is expected to improve significantly as its operating subsidiaries grow their revenue and generate new revenue streams and eventual profits for the Company. Given that the vast majority of all outstanding warrants and options are in the money, the Company expects that the holders of warrants and options will be encouraged to continue to exercise their securities, which will generate cash inflows in the Company. This is expected to continue help the Company to meet its working capital needs. However, until that happens, the Company will continue to assess its capital needs and undertake whatever initiative it deems necessary to ensure that it continues to be in a position to meet its financial obligations. In the opinion of management, the Company's current cash position and its access to additional capital, will be sufficient to meet its current obligations and allow it to continue as a going concern for the next 12 months.

Financing activities

On July 28, 2020, the Company consolidated its issued and outstanding common shares on the basis of one post-consolidation share for 10 pre-consolidation shares. Unless otherwise stated, all share amounts have been restated retrospectively to reflect this share consolidation.

On January 15, 2020, the Company closed a private placement financing consisting in the sale of 16 units (a "Unit") at a price of $10,000 per Unit for gross proceeds of $160,000. Each unit consists of $10,000 of non-secured debenture and 20,000 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.80 each for a period of 24 months from the date of issuance. The debentures will mature on January 15, 2021, and bear interest at 8% per annum.

From January 1, 2020, to December 31, 2020, the Company issued 7,135,812 common shares to settle $2,920,196 of debt related to consulting services received by the Company.

In February 2020, the Company closed a private placement financing consisting of the sale of 1,440,000 units (a "Unit") at a price of $0.40 per Unit for gross proceeds of $576,000. Each unit consists of one (1) common share and one half (1/2) common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $1.00 each for a period of 24 months from the date of issuance.

In April 2020, the Company closed a private placement financing consisting of the sale of 300,000 shares at a price of $0.25 per shares for gross proceeds of $75,000.

On May 29, 2020, the Company closed a brokered private placement financing consisting in the sales of 400 units of corporate bonds and warrants at a price of $1,000 per unit for gross proceeds of $400,000. Each unit consists of $1,000 secured corporate bonds and 200 common share purchase warrants. Each warrant entitles the holder to purchase one common share of the Company at a price of $1.00 each for a period of 36 months from the date of issuance. The bonds will be redeemable on May 29, 2023, and bear interest at 10% per annum. Each holder has a right at the end of the initial maturity date to extend for an additional 12 months and for an additional 12 months at the end of the 12-month extension for another 12 months. Should a holder elect to extend their bonds and the Company elect to redeem the bonds, the Company will pay 105% of the face value of the bonds.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

On July 22, 2020 and August 24, 2020, the Company closed a private placement consisting in the sale of 3,850,000 and 13,745,000 units respectively at a price of $0.20 per shares for gross proceeds of $3,519,000. Each unit is composed of one common share and one common share purchase warrant, with each warrant entitling the holder to acquire one common share at a price of $0.25 for a period of 24 months following the closing date of the offering.

On October 5, 2020, the Company closed a private placement financing consisting of the sale of 1,250,000 units (a "Unit") at a price of $0.40 per Unit for gross proceeds of $500,000. Each unit consists of one (1) common share and one common share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company at a price of $0.40 each for a period of 24 months from the date of issuance

From October 29, 2020 to December 31, 2020, the Company issued 9,184,000 common shares for gross proceeds of $2,783,139 from the exercise of warrants.

From November 4, 2020 to November 30, 2020, the Company issued 522,500 common shares for gross proceeds of $261,250 from the exercise of stock options.

From January 1, 2021 to April 30, 2021, the Company issued 11,310,464 common shares for gross proceeds of $4,583,594 from the exercise of warrants.

Capital Stock

The Company's capital stock as of December 31, 2020, was $39,131,010 compared to $24,234,623 as of December 31, 2019. The variation is explained by the common shares issued in connection with private placement financings for net proceeds of $4,411,775 (less fair market value of warrants to contributed surplus of 1,602,706), the fair market value of shares issued in lieu of cash payments totalling $2,920,196, fair market value of warrants exercised of $3,927,538 and from surrendering of debentures of $4,138,576, the fair market value of conversion of debentures for $628,003, shares issued for a business acquisition totalling $127,065 and common shares issued as a result of the exercise of stock-options for $345,940.

Common Shares

As of April 30, 2021 the Company had 130,554,456 common shares outstanding after a 10 for 1 consolidation of shares on July 28, 2020. The following table summarizes the changes in shares outstanding from January 1, 2020 until April 30, 2021.

Balance outstanding as of December 31, 2019		72,059,214
Date	Issuance Description	Number	Cumulative
7-Jan-20	Shares for debt	150,000	72,209,214
7-Jan-20	Shares for debt	65,000	72,274,214
8-Jan-20	Shares for debt	60,000	72,334,214
28-Jan-20	Conversion of debenture	200,000	72,534,214
4-Feb-20	Private placement	1,440,000	73,974,214
6-Feb-20	Shares for debt	300,000	74,274,214
25-Feb-20	Conversion of debenture	200,000	74,474,214
12-Mar-20	Conversion of debenture	400,000	74,874,214
14-Apr-20	Private placement	300,000	75,174,214
27-Apr-20	Shares for debt	240,000	75,414,214
27-May-20	Conversion of debenture	200,000	75,614,214
30-Jun-20	Shares for debt	250,000	75,864,214

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

23-Jul-20	Shares for debt	775,000	76,639,214
23-Jul-20	Private placement	3,850,000	80,489,214
30-Jul-20	Shares for debt	725,000	81,214,214
5-Aug-20	Shares for debt	95,813	81,310,027
21-Aug-20	Private placement	13,745,000	95,055,027
31-Aug-20	Conversion of debenture	140,000	95,195,027
1-Sep-20	Shares for debt	600,000	95,795,027
1-Sep-20	Shares for debt	250,000	96,045,027
3-Sep-20	Shares for debt	400,000	96,445,027
3-Sep-20	Shares for debt	250,000	96,695,027
9-Sep-20	Exercise of warrants	200,000	96,895,027
18-Sep-20	Exercise of warrants	100,000	96,995,027
23-Sep-20	Conversion of debenture	50,000	97,045,027
5-Oct-20	Private placement	1,250,000	98,295,027
5-Oct-20	Shares for debt	375,000	98,670,027
13-Oct-20	Shares for debt	900,000	99,570,027
13-Oct-20	Shares for debt	100,000	99,670,027
29-Oct-20	Conversion of debenture	220,000	99,890,027
29-Oct-20	Exercise of warrants	150,000	100,040,027
30-Oct-20	Exercise of warrants	2,550	100,042,577
30-Oct-20	Exercise of warrants	200,000	100,242,577
2-Nov-20	Shares for debt	1,100,000	101,342,577
2-Nov-20	Exercise of warrants	500,000	101,842,577
2-Nov-20	Exercise of warrants	320,000	102,162,577
4-Nov-20	Exercise of warrants	200,000	102,362,577
4-Nov-20	Exercise of options	100,000	102,462,577
5-Nov-20	Exercise of warrants	30,000	102,492,577
5-Nov-20	Exercise of warrants	200,000	102,692,577
5-Nov-20	Exercise of options	12,500	102,705,077
9-Nov-20	Exercise of warrants	480,000	103,185,077
10-Nov-20	Exercise of warrants	33,500	103,218,577
10-Nov-20	Exercise of warrants	1,900,000	105,118,577
11-Nov-20	Exercise of options	30,000	105,148,577
12-Nov-20	Exercise of warrants	60,000	105,208,577
13-Nov-20	Exercise of options	250,000	105,458,577
13-Nov-20	Exercise of warrants	40,000	105,498,577
13-Nov-20	Conversion of debenture	200,000	105,698,577
16-Nov-20	Exercise of warrants	60,000	105,758,577
18-Nov-20	Business/asset acquisition	317,663	106,076,240
23-Nov-20	Exercise of warrants	10,000	106,086,240
23-Nov-20	Exercise of warrants	200,000	106,286,240
24-Nov-20	Exercise of warrants	500,000	106,786,240
25-Nov-20	Exercise of warrants	100,000	106,886,240
25-Nov-20	Exercise of warrants	7,000	106,893,240

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

26-Nov-20	Exercise of warrants	140,000	107,033,240
27-Nov-20	Exercise of warrants	750,000	107,783,240
27-Nov-20	Shares for debt	500,000	108,283,240
30-Nov-20	Exercise of warrants	25,000	108,308,240
30-Nov-20	Exercise of options	130,000	108,438,240
30-Nov-20	Conversion of debenture	440,000	108,878,240
30-Nov-20	Exercise of warrants	200,000	109,078,240
30-Nov-20	Exercise of warrants	780,000	109,858,240
1-Dec-20	Exercise of warrants	220,000	110,078,240
2-Dec-20	Exercise of warrants	200,000	110,278,240
4-Dec-20	Exercise of warrants	1,050,000	111,328,240
4-Dec-20	Exercise of warrants	140,000	111,468,240
4-Dec-20	Conversion of debenture	180,000	111,648,240
4-Dec-20	Exercise of warrants	9,000	111,657,240
7-Dec-20	Exercise of warrants	60,000	111,717,240
8-Dec-20	Exercise of warrants	700,000	112,417,240
9-Dec-20	Exercise of warrants	40,000	112,457,240
10-Dec-20	Exercise of warrants	10,000	112,467,240
10-Dec-20	Exercise of warrants	325,000	112,792,240
11-Dec-20	Exercise of warrants	325,000	113,117,240
11-Dec-20	Exercise of warrants	153,500	113,270,740
15-Dec-20	Exercise of warrants	350,000	113,620,740
15-Dec-20	Exercise of warrants	280,000	113,900,740
16-Dec-20	Exercise of warrants	340,000	114,240,740
16-Dec-20	Exercise of warrants	2,450	114,243,190
18-Dec-20	Exercise of warrants	250,000	114,493,190
18-Dec-20	Exercise of warrants	50,000	114,543,190
22-Dec-20	Exercise of warrants	20,000	114,563,190
23-Dec-20	Exercise of warrants	1,150,000	115,713,190
24-Dec-20	Exercise of warrants	200,000	115,913,190
30-Dec-20	Exercise of warrants	1,029,000	116,942,190
31-Dec-20	Exercise of warrants	1,082,000	118,024,190
5-Jan-21	Exercise of warrants	35,000	118,059,190
7-Jan-21	Exercise of warrants	240,000	118,299,190
8-Jan-21	Exercise of warrants	500,000	118,799,190
8-Jan-21	Exercise of warrants	200,000	118,999,190
12-Jan-21	Exercise of warrants	100,000	119,099,190
14-Jan-21	Shares for debt	21,188	119,120,378
19-Jan-21	Exercise of warrants	1,344	119,121,722
19-Jan-21	Exercise of warrants	365,000	119,486,722
22-Jan-21	Exercise of warrants	955,000	120,441,722
25-Jan-21	Exercise of warrants	110,000	120,551,722
25-Jan-21	Exercise of warrants	300,000	120,851,722
26-Jan-21	Exercise of warrants	255,000	121,106,722

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

28-Jan-21	Exercise of warrants	120,000	121,226,722
28-Jan-21	Exercise of warrants	100,000	121,326,722
29-Jan-21	Exercise of warrants	160,000	121,486,722
1-Feb-21	Exercise of warrants	150,000	121,636,722
1-Feb-21	Exercise of warrants	50,000	121,686,722
3-Feb-21	Exercise of warrants	150,000	121,836,722
3-Feb-21	Exercise of warrants	167,120	122,003,842
4-Feb-21	Exercise of warrants	262,500	122,266,342
5-Feb-21	Exercise of warrants	50,000	122,316,342
10-Feb-21	Exercise of warrants	500,000	122,816,342
10-Feb-21	Conversion of debenture	100,000	122,916,342
11-Feb-21	Exercise of warrants	60,000	122,976,342
12-Feb-21	Exercise of warrants	10,000	122,986,342
16-Feb-21	Exercise of warrants	100,000	123,086,342
17-Feb-21	Exercise of warrants	400,000	123,486,342
19-Feb-21	Exercise of warrants	1,000,000	124,486,342
19-Feb-21	Exercise of warrants	200,000	124,686,342
23-Feb-21	Exercise of warrants	60,000	124,746,342
24-Feb-21	Exercise of warrants	150,000	124,896,342
26-Feb-21	Exercise of warrants	50,000	124,946,342
26-Feb-21	Exercise of warrants	10,000	124,956,342
1-Mar-21	Exercise of warrants	50,000	125,006,342
2-Mar-21	Exercise of warrants	200,000	125,206,342
3-Mar-21	Exercise of warrants	300,000	125,506,342
3-Mar-21	Shares for debt	6,278	125,512,620
4-Mar-21	Exercise of warrants	500,000	126,012,620
8-Mar-21	Exercise of warrants	275,000	126,287,620
10-Mar-21	Exercise of warrants	250,000	126,537,620
12-Mar-21	Exercise of warrants	267,000	126,804,620
18-Mar-21	Exercise of warrants	365,000	127,169,620
19-Mar-21	Exercise of warrants	786,667	127,956,287
23-Mar-21	Exercise of warrants	100,000	128,056,287
29-Mar-21	Conversion of debenture	50,000	128,106,287
1-Apr-21	Exercise of warrants	80,000	128,186,287
1-Apr-21	Exercise of warrants	30,000	128,216,287
8-Apr-21	Business/asset acquisition	1,022,337	129,238,624
14-Apr-21	Exercise of warrants	333,333	129,571,957
14-Apr-21	Exercise of warrants	580,000	130,151,957
14-Apr-21	Exercise of warrants	50,000	130,201,957
15-Apr-21	Exercise of warrants	7,500	130,209,457
20-Apr-21	Exercise of warrants	20,000	130,229,457
21-Apr-21	Conversion of debenture	20,000	130,249,457
21-Apr-21	Exercise of warrants	5,000	130,254,457
23-Apr-21	Exercise of warrants	300,000	130,554,457

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Share Purchase Options

As of April 30, 2021, the Company had 8,863,500 common share purchase options outstanding. The following table summarizes the changes in options outstanding from September 30, 2020 to April 30, 2021.

Balance outstanding as of September 30, 2020		6,733,500
			Exercise
Date of grant	Details / Optionee	Number	Price	Expiry
Oct-20	Board members, officers and employees	2,450,000	$0.75	28-Oct-25
Nov-20	Exercised	-522,500	$0.50	N/A
Nov-20	Consultant	100,000	$1.35	06-Nov-25
Dec-20	Forfeited	-57,500	$0.50	N/A
Jan-21	Board member	50,000	$2.85	28-Jan-26
Mar-21	Consultant	110,000	$2.75	23-Mar-26

	Total outstanding as of April 30, 2021	8,863,500

Share Purchase Warrants

As of April 30, 2021, the Company had 18,015,036 common share purchase warrants outstanding. The following table summarizes the changes in warrants outstanding from September 30, 2020 to April 30, 2021.

Balance outstanding as of September 30, 2020		39,644,950
Date	Transaction Details	Number	Exercise Price	Expiry Date
Oct-20	Warrants issued to finders in connection with private placement	52,000	$0.25	Oct-21
Oct-20	Warrants issued to investors in connection with private placement	1,250,000	$0.40	Oct-22
Oct-20	Warrants issued to consultant in connection with consulting service agreement	1,050,000	$0.40	Oct-22
Oct-20	Warrants issued to finders in connection with private placement	100,000	$0.40	Oct-21
Oct-20	Warrants issued to consultant in connection with consulting service agreement	750,000	$0.75	Oct-21
Nov-20	Warrants issued to consultant in connection with consulting service agreement	1,000,000	$0.75	Nov-21
Nov-20	Exercise of warrants	-2,250,000	$0.25	N/A
Nov-20	Exercise of warrants	-4,073,500	$0.50	N/A
Nov-20	Exercise of warrants	-180,000	$0.80	N/A
Nov-20	Exercise of warrants	-32,000	$1.00	N/A
Dec-20	Exercise of warrants	-240,000	$0.80	N/A

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Dec-20	Exercise of warrants	-6,011,000	$0.25	N/A
Dec-20	Exercise of warrants	-1,715,950	$0.50	N/A
Dec-20	Exercise of warrants	-9,000	$1.00	N/A
Dec-20	Exercise of warrants	-10,000	$1.00	N/A
Jan-21	Exercise of warrants	-2,820,000	$0.25	N/A
Jan-21	Exercise of warrants	-500,000	$0.75	N/A
Jan-21	Exercise of warrants	-1,344	$0.50	N/A
Jan-21	Exercise of warrants	-120,000	$0.80	N/A
Feb-21	Exercise of warrants	-1,400,000	$0.50	N/A
Feb-21	Exercise of warrants	-1,619,620	$0.25	N/A
Feb-21	Exercise of warrants	-100,000	$0.80	N/A
Feb-21	Exercise of warrants	-200,000	$0.80	N/A
Feb-21	Exercise of warrants	-50,000	$0.40	N/A
Mar-21	Exercise of warrants	-1,336,667	$0.50	N/A
Mar-21	Exercise of warrants	-300,000	$0.80	N/A
Mar-21	Exercise of warrants	-1,457,000	$0.25	N/A
Apr-21	Exercise of warrants	-80,000	$0.80	N/A
Apr-21	Exercise of warrants	-55,000	$0.25	N/A
Apr-21	Exercise of warrants	-333,333	$0.61	N/A
Apr-21	Exercise of warrants	-580,000	$0.57	N/A
Apr-21	Exercise of warrants	-50,000	$1.00	N/A
Apr-21	Exercise of warrants	-307,500	$0.50	N/A

Total outstanding as of April 30, 2021	18,015,036

Segment Reporting

The Company presents and discloses segmental information, as disclosed in Note 23 of the Company's Audited Consolidated Financial Statements for the year ended December 31, 2020, based on information that is regularly reviewed by the chief operating decision maker who has been identified as the Company's senior management team, which makes strategic and operational decisions.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Debentures

As of December 31, 2020, the Company had debentures outstanding as described in the Note 13 of the Audited Consolidated Financial Statements for the year ended December 31, 2020.

In March 1, 2021, the remaining $25,000 of the April 2019 debentures were converted into 50,000 shares of the Company at $0.50 per share. As at April 30, 2021 the Company had no debentures obligations outstanding.

Escrowed shares

As of April 30, 2021, the Company had no escrowed shares.

Related Party Transactions

Salaries paid to officers and directors amounted to $558,477 in fiscal 2020 compared to $402,630 in fiscal 2019.

During the twelve-month period ended December 31, 2020, share-based payments associated with salaries, board members and management fees amounted to $463,696 compared to $355,528 for the same period of 2019.

During the period ended December 31, 2020, the Company did not incur any management fees as remuneration to a company held by a director (twelve-month period ended December 31, 2019: $32,725).

During fiscal 2020, the company incurred interest expense on debentures from officers of $600 (twelve-month period ended December 31, 2019: $1,081).

During the twelve-month period ended December 31, 2020, the Company incurred $104,370 of royalty expense for the use of the Cubeler software, compared to $84,762 for fiscal 2019. Also, during the twelve-month period ended December 30, 2020, a net advances to the same related company, Cubeler Inc., decrease from $17,758 to a net payable of $40,134. The advance was payable on demand to the Company at its request. The advance is in the form of a promissory note bearing interest since July 1, 2019, at an annual rate of 8.5%. As security, in the event that the principal and interest is not fully paid on December 16, 2019, by the debtor to the Company, the Company had the option to have the debtor execute and deliver a hypothec on the universality of the present and future movable assets of the debtor to the Company. During fiscal 2020, interest was billed to the debtor for an amount of $2,332 ($3,664 in fiscal 2019). As of December 31, 2020, the Company elected not to put in place the hypothec considering the net payable position remaining.

As both of December 31, 2020 and April 30, 2021, an advance of $270,911 ($298,400 at December 31, 2019) made by a senior officer to a subsidiary, with no interest payable, was still outstanding.

Off-Balance-Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Accounting policies

The principal IFRS accounting policies set out in Notes 3 and 4 to the Consolidated Financial Statements have been consistently applied to all periods presented in such financial statements.

Legal proceedings

As of April 30, 2021, there were no legal proceedings against the Company.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

Financial Instruments

The Company has classified its financial instruments as described in the note 4.10 of the audited Consolidated Financial Statements for the period ending December 31, 2020. The Company is exposed to various risks as described in the note 21.3 of the audited Consolidated Financial Statements as of December 31, 2020.

Governance

In order to better equip the Company with the right tools to face the current growth of its business and to properly pursue its strategic plan, the Company started in Q4 of Fiscal 2020 and is currently completing its in-depth revamping of its corporate governance to bring it to the highest standards.

RISKS AND UNCERTAINTIES

Risk factors that may adversely affect or prevent the Corporation from carrying out all or portions of its business strategy are discussed in the Corporation's Filing Statement dated January 6, 2011, available on SEDAR at www.sedar.com. Other risks include:

Liquidity Risk

The Company does not have a long history of operations, is in the early stage of development and has just begun to generate operational revenue through its subsidiaries. As such, it is subject to many risks common to such enterprises, including under-capitalization, cash shortages, limitations with respect to personal, financial and other resources and the lack of revenue. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Additional Financing

The Company may require additional financing in order to repay its creditors or other debts, make further acquisitions, investments or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend upon prevailing capital market conditions, and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on satisfactory terms. If additional financing is raised by the issuance of shares from the treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

Patents

As of the date of this MD&A, the Company had no patents granted or pending. It should be noted, however, that being granted patent protection on its technology is not a prerequisite to the commercialization of the Company's product offerings and should have no material impact on the

Company's short-term performance.

Foreign Jurisdiction Risks

The Company has made significant investments in the pursuit of business opportunities in China, which exposes it to different considerations and other risks not typically associated with companies in Canada.

COVID-19

The World Health Organization declared the COVID-19 outbreak as a global pandemic in March 2020. Since that time, businesses all over the world from a wide swath of industries have seen their operations negatively impacted by the health and safety measures, including limitations on the movement of goods and individuals, put into place by local governments to help control the spread of the outbreak. Although those measures have been relaxed in recent months, which has allowed many businesses, including the Company, to slowly resume their operations, there still remains a great deal of uncertainty as to the extent and duration of the future impact of COVID-19 on global commerce and the Company's business.

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020

FURTHER INFORMATION

Additional information about the Company can be found at www.sedar.com

April 30, 2021

(s) Jean Landreville	(s) Johnson Joseph

Jean Landreville, Chief Financial Officer	Johnson Joseph, President & CEO

Peak Fintech Group Inc. (formerly Peak Positioning Technologies Inc.) - MD&A, December 31, 2020